4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

Medicure Accepted to Present at the Major BIO 2004
Conference and Convention in San Francisco

WINNIPEG, Manitoba – (May 28, 2004) – Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, is pleased to announce that it has been accepted to present as part of the Business Forum of BIO 2004, the world’s largest biotechnology conference. The Business Forum at BIO 2004 is a platform where investors and pharmaceutical executives will have the opportunity to hear from biotechnology companies located around the world. The Annual Convention takes place June 6 – 9, 2004, in San Francisco, California.

The Medicure presentation will be made by President and Chief Executive Officer, Dr. Albert D. Friesen, Ph.D, and will take place at 10:45 am (Pacific Time) on Tuesday, June 8, 2004.

“As we know from our previous experience, BIO 2004 is an exciting venue for us to present the Medicure story,” said Dr. Friesen. “It is another opportunity for us to raise Medicure’s profile on the international stage, and our participation in this conference reflects a growing recognition of Medicure, its products, technology and management team.”

A key component of the Business Forum, in addition to the corporate presentation, is the opportunity for presenting companies to schedule one-on-one meetings with representatives of pharmaceutical, biotechnology and other healthcare-focused companies, along with members of the financial community and the media.

Now in its 11th year, BIO has grown significantly since its inception, with approximately 20,000 delegates, including biotech executives, politicians, scientists, industry officials and potential investors expected at the four-day conference.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company's lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion. Medicure recently commenced enrollment in its MEND-CABG clinical trial, which will evaluate the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery.

The Company's second product candidate, MC-4232, is being targeted as a treatment for hypertensive patients, particularly for those with difficult to treat hypertension complicated by co-existing diabetes. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

This news release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For additional information, contact:
Don Bain
Director of Investor & Public Relations

Derek Reimer
Chief Financial Officer

Medicure Inc.
888-435-2220
204-488-9823 fax
info@medicureinc.com
www.medicureinc.com